Exhibit 99.2 Second Quarter 2022 Earnings Call July 27, 2022

Forward-Looking Statements Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward- looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian invasion of Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Second Quarter 2022 – Earnings Call 2

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. VAR, Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future. Second Quarter 2022 – Earnings Call 3

Jean-Marc Germain Chief Executive Officer

Q2 2022 Highlights

- **Safety**: YTD recordable case rate[(1)] of 2.2
- **Shipments**: 424kt (+4% YoY)
- **Revenue**: €2.3 billion (+50% YoY)
- **Value-Added Revenue (VAR)**: €704 million (+22% YoY)
- **Net loss**: €(32) million
- **Record Adj. EBITDA**: €198 million (+17% YoY)
  - Record Adj. EBITDA in P&ARP and AS&I
- **Cash from Operations**: €111 million
- **Free Cash Flow**: €60 million
- **Leverage**: 3.0x at June 30, 2022

Adjusted EBITDA Bridge

€ in millions


170
1
21
5
1
198
+17%
Q2 2021
P&ARP
A&T
AS&I
H&C
Q2 2022

Net Debt / LTM Adjusted EBITDA


3.4x
Down 0.4x
3.2x
3.0x
Q4 2021
Q1 2022
Q2 2022

(1) Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked

Very strong Q2 results despite significant inflationary headwinds

Constellium
Second Quarter 2022 – Earnings Call 5

European Natural Gas Availability ▪ Increased risk that Russia reduces or stops its flow of natural gas to Europe ▪ Difficult to know if and when it may occur, but good logic for it to be gradual ▪ Europe moving quickly to address the challenge – Member states working to find alternative sources with some near-term success – European Commission’s 15% demand reduction plan to address short term supply needs – Broader European Commission plan to end dependence on Russian gas – Gas flows from Russia to Europe in June at 30% of 2016-2021 average ▪ Russian gas dependence varies widely by country across Europe ▪ During COVID most of our plants were deemed critical sectors/industries Our guidance assumes that natural gas will continue to be available albeit at elevated prices Second Quarter 2022 – Earnings Call 6

Peter Matt Chief Financial Officer

VAR Bridge Q2 2022 vs. Q2 2021 € millions +22% Second Quarter 2022 – Earnings Call 8

Packaging & Automotive Rolled Products Q2 2022 Performance Q2 Q2 Ø Record Adjusted EBITDA of €95 million 2022 2021 Var. Ø Higher packaging and automotive Shipments (kt) 292 284 3 % shipments Revenue (€m) 1,348 907 4 9% Ø Improved price and mix Ø Higher operating costs mainly due to Adj. EBITDA (€m) 95 94 2% inflation partially offset by favorable metal costs Adj. EBITDA (€ / t) 327 332 (1)% Ø Favorable FX translation Q2 Adjusted EBITDA Bridge € in millions Second Quarter 2022 – Earnings Call 9

Aerospace & Transportation Q2 2022 Performance Q2 Q2 Ø Adjusted EBITDA of €63 million 2022 2021 Var. Shipments (kt) 60 53 13% Ø Higher aerospace shipments Ø Improved price and mix Revenue (€m) 461 287 6 1% Ø Higher operating costs due to inflation Adj. EBITDA (€m) 63 42 50 % and production ramp-up in aerospace Ø Favorable FX translation Adj. EBITDA (€ / t) 1,056 794 3 3% Q2 Adjusted EBITDA Bridge € in millions Second Quarter 2022 – Earnings Call 10

Automotive Structures & Industry Q2 2022 Performance Q2 Q2 Ø Record Adjusted EBITDA of €46 million 2022 2021 Var. Shipments (kt) 72 69 4% Ø Higher industry and automotive shipments Revenue (€m) 501 345 45% Ø Improved price and mix Adj. EBITDA (€m) 46 41 13% Ø Higher operating costs mainly due to inflation Adj. EBITDA (€ / t) 641 587 9% Q2 Adjusted EBITDA Bridge € in millions Second Quarter 2022 – Earnings Call 11

Managing the Current Inflationary Environment

Q2 Impacts

- Significant inflationary pressures in Q2
  - Metal supply remains tight
  - Higher costs for alloying elements like magnesium
  - Other non-metal costs higher, particularly European energy
- A number of tools working to offset inflation:
  - Solid cost control by businesses; Vision '25 initiatives helping
  - Inflationary protections (i.e. PPI inflators) in existing contracts
  - New contracts with better pricing and better protections

Looking Forward

- Inflationary pressures likely to continue:
  - COVID stimulus
  - Supply chain challenges exacerbated by war in Ukraine
- Ongoing implications for our businesses:
  - Alloying costs likely to remain elevated
  - Energy costs in Europe likely to be materially higher
  - Labor shortage increasing costs and challenging operations
  - Negative impact on capital spending budgets

Inflation is significant but largely offset by improved pricing and our relentless focus on cost control

Constellium

Second Quarter 2022 – Earnings Call 12

Free Cash Flow

H1 Free Cash Flow Highlights

- Free Cash Flow of €86 million
  - Strong Adjusted EBITDA
  - Lower cash interest
  - Working capital build (mainly related to higher activity levels and metal prices)
  - Higher cash taxes and capital expenditures

	H1 2022	H1 2021
Net cash flows from operating activities	169	148
Purchases of property, plant and equipment, net of grants	(83)	(67)
Free Cash Flow	**86**	**81**

Consistent Free Cash Flow Generation



€ in millions
150
100
50
0
-50
H1 2019
H2 2019
H1 2020
H2 2020
H1 2021
H2 2021
H1 2022

Current 2022 Expectations

- Free Cash Flow: >€170 million
  - Capex: ~€265-275 million
  - Cash interest: ~€100 million
  - Cash taxes: ~€20-25 million

Constellium Second Quarter 2022 – Earnings Call 13

Net Debt and Liquidity Net Debt and Leverage Debt / Liquidity Highlights € in millions Ø Leverage at 3.0x, a multi-year low Ø Despite €90 million FX impact on debt Ø Expect leverage to continue to decline Ø No near-term bond maturities Ø Strong liquidity position Leverage: Net Debt / LTM Adjusted EBITDAØ Repaid all COVID-related financing Maturity Profile Liquidity € in millions € in millions Committed to deleveraging with year end leverage expected to be below 3.0x Second Quarter 2022 – Earnings Call 14

Jean-Marc Germain Chief Executive Officer

End Market Updates Market Commentary % LTM Revenue • Strong market in North America and in Europe; domestic supply remains tight Packaging • Focus on sustainability driving increased demand for aluminium cans 44% • Mid-single digit annual demand growth supported by can-maker capacity additions in both North America and Europe • Lightweighting megatrend driving increased demand for rolled and extruded products; fleet electrification trend gaining momentum • Consumer demand for luxury cars, light trucks, and SUVs remains strong; Automotive 25% dealer inventories remain low • Demand uncertainty to continue in 2H 2022 as a result of the semiconductor shortage and other supply chain challenges • Major OEMs have announced build rate increases; recovery continued in 2Q 2022 with shipments up >50% YoY Aerospace 7% • Long-term trends expected to remain intact, including increased passenger traffic and higher build rates for single aisle aircraft Transportation, Industry and Defense (Rolled): • North America: Strong demand Other • Europe: Strong demand 24% Specialties Industry (Extrusions): • Europe: Strong demand Demand generally remains very strong; we are benefiting from sustainability driven, secular growth trends across many of our end markets Second Quarter 2022 – Earnings Call 16

Near-Term Challenges, But Well-Positioned to Succeed ▪ Diversified portfolio serving resilient end markets – Packaging - stable and growing – Aerospace/Defense - in recovery/growing – Automotive - operating 15-20% below 2019 baseline with pent up demand ▪ Durable, sustainability-driven secular growth trends driving increased demand for our products; fostering healthy supply/demand dynamics in core markets ▪ Demonstrated pricing power ▪ Execution focused with proven ability to flex costs ▪ Consistent Free Cash Flow generation ▪ Balance sheet rapidly approaching target leverage with no near-term bond maturities and strong liquidity position Constellium has successfully confronted past challenges; highly confident in our ability to prevail Second Quarter 2022 – Earnings Call 17

Q2 Conclusions and Guidance Strong performance in 2Q 2022 Targets – Record Q2 Adjusted EBITDA despite significant 2022 Adjusted EBITDA: inflationary pressures €670 to €690 million – Solid operational performance, strong cost control, and consistent Free Cash Flow generation 2022 Free Cash Flow: – Leverage of 3.0x at quarter-end, a multi-year low >€170 million Long-Term Adjusted Well-positioned to deliver strong performance in 2022 EBITDA: and beyond >€800 million by 2025 Long-Term Leverage: Exciting future ahead with opportunities to grow our 1.5x - 2.5x business and enhance profitability and returns Focused on executing our strategy, delivering our long-term EBITDA guidance, and increasing shareholder value Second Quarter 2022 – Earnings Call 18

Appendix Second Quarter 2022 – Earnings Call 19

Reconciliation of Net Income to Adjusted EBITDA Three months ended June 30, Six months ended June 30, (in millions of Euros) 2022 2021 2022 2021 Net (loss) / income (32) 108 147 156 Income tax (benefit) / expense (4) 22 35 33 (Loss) / income before tax (36) 130 182 189 Finance costs - net 32 37 62 92 (Loss) / income from operations (4) 167 244 281 Depreciation and amortization 70 65 136 128 Restructuring costs — 2 — 3 Unrealized losses / (gains) on derivatives 141 (16) 84 (44) Unrealized exchange losses / (gains) from the 2 1 1 (1) remeasurement of monetary assets and liabilities – net Losses on pension plan amendments — 2 — 2 Share based compensation costs 5 3 9 7 Metal price lag (16) (54) (110) (85) Losses on disposal — — 1 — Adjusted EBITDA 198 170 365 291 Second Quarter 2022 – Earnings Call 20

VAR Reconciliation Three months ended June 30, Six months ended June 30, 2022 2021 2022 2021 (in millions of Euros) Revenue 2,275 1,518 4,254 2,859 Hedged cost of alloyed metal (1,550) (886) (2,777) (1,651) Revenue from incidental activities (5) (3) (11) (11) Metal time lag (16) (54) (110) (85) VAR 704 575 1,356 1,112 Adjusted EBITDA 198 170 365 291 VAR Margin 28.1% 2 9.5% 2 6.9% 2 6.2 % Second Quarter 2022 – Earnings Call 21

Free Cash Flow Reconciliation Three months ended June 30, Six months ended June 30, 2022 2021 2022 2021 (in millions of Euros) Net cash flows from operating activities 111 73 169 148 Purchases of property, plant and equipment (51) (42) (84) (74) Property, plant and equipment grants received — 4 1 7 Free Cash Flow 60 35 86 81 H1 2022 H2 2021 H1 2021 H2 2020 H1 2020 H2 2019 H1 2019 (in millions of Euros) Net cash flows from operating activities 169 209 148 182 152 187 260 Purchases of property, plant and equipment (84) (158) (74) (82) (100) (141) (130) Property, plant and equipment grants 1 3 7 3 2 — — received Equity contributions and loans to joint- — — — — — — — ventures Other investing activities — — — — — 3 (4) Free Cash Flow 86 54 81 103 54 49 126 Second Quarter 2022 – Earnings Call 22

Net Debt Reconciliation June 30, March 31, December 31, September 30, June 30, 2022 2022 2021 2021 2021 (in millions of Euros) Borrowings 2,158 2,138 2,129 2,282 2,257 Fair value of net debt derivatives, net of margin (5) (1) (1) 5 9 calls Cash and cash equivalents (156) (160) (147) (323) (290) Net Debt 1,997 1,977 1,981 1,964 1,976 LTM Adjusted EBITDA 655 627 581 545 528 Leverage 3.0x 3.2x 3.4x 3.6x 3.7x Second Quarter 2022 – Earnings Call 23

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended June 30, March 31, December 31, September 30, June 30, (in millions of Euros) 2022 2022 2021 2021 2021 Net income / (loss) 253 393 262 281 202 Income tax expense / (benefit) 57 83 55 48 35 Income / (loss) before tax 310 476 317 329 237 Finance costs - net 137 142 167 161 164 Share of losses of joint ventures — — — — — Income from operations 447 618 484 490 401 Depreciation and amortization 275 270 267 258 255 Impairment of assets — — — 29 38 Restructuring costs — 2 3 3 5 Unrealized losses / (gains) on derivatives 93 (64) (35) (84) (70) Unrealized exchange losses / (gains) from the 1 — (1) (1) (3) remeasurement of monetary assets and liabilities - net Losses on pension plan amendments 30 32 32 2 2 Share based compensation costs 17 15 15 15 14 Metal price lag (212) (250) (187) (169) (117) Start-up and development costs — — — — 1 Losses on disposals 4 4 3 3 4 Bowling Green one-time cost related to the acquisition — — — — — Other — — — (1) (2) Adjusted EBITDA 655 627 581 545 528 Second Quarter 2022 – Earnings Call 24

Borrowings Table At June 30, At December 31, 2022 2021 Nominal Nominal Value in Nominal Value in (Arrangement Accrued Carrying Carrying (in millions of Euros) Currency Rate Euros fees) Interests Value Value Secured Pan-U.S. ABL $ 150 Floating 145 — 1 146 — (due 2026) Secured PGE French Facility € 180 Floating — — — — 180 (repaid in May 2022) Senior Unsecured Notes Issued November 2017 and due 2026 $ 300 5.875% 289 (2) 6 293 268 Issued November 2017 and due 2026 € 400 4.250% 400 (4) 6 402 402 Issued June 2020 and due 2028 $ 325 5.625% 313 (5) 1 309 284 Issued February 2021 and due 2029 $ 500 3.750% 481 (6) 4 479 438 Issued June 2021 and due 2029 € 300 3.125% 300 (5) 5 300 300 Unsecured Swiss Facility CHF 15 1.175% — — — — 14 (repaid in June 2022) Lease liabilities 175 — 1 176 183 Other loans 53 — — 53 60 Total Borrowings 2,156 (22) 24 2,158 2,129 Of which non-current 1,949 1,871 Of which current 209 258 Second Quarter 2022 – Earnings Call 25